

July 13, 2010

<u>Via U.S. Mail</u>

John J. Bulfin, Esq.
Senior Vice President, General Counsel
and Secretary
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd St
Boca Raton, FL 33487-8242

> **RE:** **The GEO Group, Inc.**
> **Amendment No. 3 to Form S-4**
> **Filed July 13, 2010**
> **File No. 333-166525**

Dear Mr. Bulfin:

We have reviewed your filing and have the following comments.

<u>Exhibit 5.1</u>

1. Please have counsel confirm to us that it concurs with our understanding that its reference in its legal opinion to the "corporate laws of the State of Florida" includes all statutory provisions and reported judicial decisions interpreting such laws. Please have counsel file this confirmation as correspondence on EDGAR.

<u>Exhibit 8.1</u>

2. Please have counsel delete the last clause of the penultimate paragraph of its tax opinion: "or that we are experts within the meaning of Section 11 of the Securities Act or the rules and regulations of the SEC promulgated thereunder."

3. Please have counsel delete the limitation in the last paragraph regarding who may rely on the tax opinion.

4. Please have counsel consent to the use of the opinion contained in the prospectus discussion.

Exhibit 8.2

5. Please have counsel consent to the use of the opinion contained in the prospectus discussion.

   You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any other questions.

                                   Sincerely,

                                   Jay Ingram
                                   Legal Branch Chief

cc: Jose Gordo, Esq. (via facsimile)
        Akerman Senterfitt